Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000

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Direct Dial Number (202) 636-5543	E-mail Address rajib.chanda@stblaw.com

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund Registration Statement on Form N-2 (File No. 333-264426)

Ladies and Gentlemen:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company, we hereby provide responses (i) to the comments (the “Initial Comments”) from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) communicated on August 30 and September 20, 2023 and (ii) the supplemental comments (the “Supplemental Comments”) from the Staff of the Commission communicated via email on March 22, 2024 regarding Pre-Effective Amendment No. 5 (the “Amendment No. 5”) to the above-referenced registration statement on Form N-2, filed on August 25, 2023 (collectively with the Pre-Effective Amendment No. 1 filed on July 25, 2022, the Pre-Effective Amendment No. 2 filed on October 14, 2022, the Pre-Effective Amendment No. 3 filed on December 16, 2022, and the Pre-Effective Amendment No. 4 filed on January 13, 2023, the “Registration Statement”) in connection with an offering of unsecured notes issued by the Fund (the “Notes”).

The Fund anticipates filing in the near future an additional pre-effective amendment, Amendment No. 6, which will include the revisions to the Registration Statement in response to the Initial Comments and the Supplemental Comments contained herein, as applicable and appropriate, and to otherwise update disclosure in the ordinary course. Where the Fund will revise disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

For convenience of reference, the Staff’s Initial Comments and Supplemental Comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 5. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 5 or the Co-Investment Order (as defined herein).

Securities and Exchange Commission	June 25, 2024

Initial Comments

Disclosure Comments

1.  Disclosure on the cover states that the Fund seeks to meet its investment objectives by, among other things, “employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where the Adviser believes necessary, financial maintenance covenants and incurrence covenants;” (Emphasis added.) Please revise disclosure to state in plain English what is meant by “incurrence covenants.”

Response: The Fund confirms that it will revise the disclosure, as follows:

employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where the Adviser believes necessary, one or more financial maintenance ~~covenants~~ and incurrence covenants (i.e., covenants that are tested when affirmative action is taken, such as the incurrence of additional debt and/or making dividend payments);

2.  With respect to disclosure in the Prospectus Summary under the sub-section titled “Blackstone Investment,” please confirm that the investments disclosed in such disclosure were effected in compliance with any applicable laws and/or exemptive relief, or otherwise confirm that the aforementioned disclosure is not disclosure new to the Registration Statement.

Response: The Fund confirms that the investments noted in the aforementioned disclosure were made in compliance with applicable laws and not made in reliance on exemptive relief. The Fund notes that the aforementioned disclosure, with updates to the total investment amount, has been included consistently in the Fund’s registration statements for its continuous offerings of common shares of beneficial interest since September 2, 2021 (File No. 333-259276).

3.  The Staff notes that disclosure in the Prospectus Summary, under the section titled “Blackstone Credit Strengths,” is substantively identical to disclosure in “The Company—Blackstone Credit Strengths” sub-section. Please consider streamlining disclosure in the Prospectus Summary or otherwise include a cross-reference, where appropriate, to “The Company—Blackstone Credit Strengths” section of the Prospectus.

Response: The Fund respectfully notes that it is common practice to include robust disclosure about the Fund, its investment adviser and/or their affiliates’ strengths and capabilities in both the Prospectus Summary and elsewhere in the Prospectus. The Fund further notes that, because they believe it to be more investor friendly, the Fund and underwriters for the instant offering prefer to prominently disclose such information for the benefit of potential investors. For the foregoing reasons, the Fund respectfully declines to make the requested change. In addition, the Fund notes that “Blackstone Credit” will be revised to “Blackstone Credit & Insurance.”

Securities and Exchange Commission	June 25, 2024

4.  Disclosure in the Prospectus Summary and The Company sections, under the sub-sections titled “Blackstone Credit Strengths—Ability to Provide Scale, Differentiated Capital Solutions,’’ states in footnotes 5 and 26 thereto, respectively, that the source of relevant information is based “on Blackstone Credit analysis of company earnings presentations and calls, as of December 31, 2022 and latest publicly available data.” (Emphasis added.) The Staff believes that the phrase “latest publicly available data” is overly broad. Please revise disclosure to narrow the scope of the source(s) of such information.

Response: The Fund confirms that it will remove the disclosure referenced in the Staff’s comment.

Securities and Exchange Commission	June 25, 2024

5.  Disclosure in the Prospectus Summary and The Company sections, under the sub-sections titled “Market Opportunity—Opportunity in U.S. Private Companies—Limited Investment Competition,” states that the Fund’s investments provide borrowers with “additional benefits over issuing debt in the syndicated loan and high yield markets, including: (i) fully committed financing with no flex language, which can be a competitive advantage in auction processes; (ii) a single, rational holder of debt; (iii) limiting management distraction by avoiding roadshows and, potentially, rating agencies; (iv) eliminating the risk of costly bridge loans; (v) eliminating the cost and administrative obligations associated with being a public registrant; and (vii) maintaining the borrowers’ confidentiality should they prefer not to make their financial results available in the public domain.” Please revise prongs (i) and (ii) so that they are in plain English.

Response: The Fund confirms that it will revise the disclosure by deleting the paragraph in its entirety.

6.  With respect to disclosure in the Prospectus Summary and The Company sections, under the sub-sections titled “Investment Selection—Diversification,” please confirm whether the disclosure and sub-section heading are accurate and appropriate given the fact that the Fund is non-diversified.

Response: While respectfully noting that it may update the disclosure further in the ordinary course, the Fund confirms that it will revise the disclosure, as follows, in response to the Staff’s comment regarding the fact that the Fund is non-diversified:

~~Diversification~~ Broad Exposure. The Adviser seeks to invest broadly among ~~companies and~~ industries and issuers, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the ~~Company’s~~Fund’s portfolio.

7.  With respect to disclosure in the Risk Factors section under the sub-sections titled “Risks Related to Our Business and Structure—Our Board of Trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition,” please confirm whether changes to the Fund’s policy of investing at least 80% of its total assets in private credit investments is subject to shareholder approval.

Response: The Fund notes that its 80% investment policy is not a fundamental policy and, therefore, a change to the Fund’s 80% investment policy would not require shareholder approval. As disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Investment Framework,” the Fund notes further that, if it were to change its 80% investment policy, it would provide

Securities and Exchange Commission	June 25, 2024

shareholders with at least 60 days’ notice of such change(s). The Fund confirms that it will clarify the disclosure, as follows:

Our Board of Trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval, unless required by the 1940 Act or applicable law. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our shares.

[…]

8.  With respect to disclosure in the Risk Factors section under the sub-sections titled “Risks Related to Our Investments—Risk Retention Vehicles,” please provide an analysis and explain how the risk retention vehicles operate consistent with Sections 17 and 57 of the 1940 Act, Rule 17 under the 1940 Act and the Company’s exemptive order.

Response: The Fund will clarify that the Fund will only invest in CLO securities and warehouse investments directly or indirectly through Risk Retention Vehicles that are not controlled by the Adviser or its affiliates, other than Risk Retention Vehicles that may be controlled by the Fund which would not implicate Sections 17 and 57 of the 1940 Act and Rule 17 thereunder.

To the extent that an affiliated Risk Retention Vehicle has co-invested or in the future co-invests alongside the Fund in CLO securities, warehouse investments and/or other securities or investments, it has done so or would do so in compliance with the 1940 Act and the Fund’s exemptive relief that allows the Fund to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions thereunder (the “Co-Investment Order”).1 Please also see the response to Supplemental Comment 1.a., contained herein.

In response to the Staff’s comment, the Fund will further clarify disclosure in respect of the foregoing, as noted in the response to Supplemental Comment 1.b., contained herein.

9.  The Staff notes that disclosure in the Risk Factors section under the sub-sections titled “Risks Related to the Adviser and Its Affiliates—There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to Other Clients” states: “These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Adviser and its affiliates in a manner that the Adviser deems necessary and appropriate.” Please add to the end of the foregoing sentence “consistent with its fiduciary duties and the 1940 Act and the rules promulgated thereunder.”

1 Blackstone / GSO Floating Rate Enhanced Income Fund et al. Investment Company Act Rel. No. 34427 (Order), dated November 29, 2021, available at: https://www.sec.gov/Archives/edgar/data/1710523/999999999721005885/filename1.pdf, as amended by Blackstone Floating Rate Enhanced Income Fund, et al. Investment Company Act Rel. No. 34612 (Order), dated June 7, 2022, available at: https://www.sec.gov/files/rules/ic/2022/ic-34612.pdf.

Securities and Exchange Commission	June 25, 2024

Response: The Fund confirms that it will make the requested change in response to the Staff’s comment.

10.  Disclosure in the Prospectus Summary and The Company sections under the sub-sections titled “Blackstone Credit Strengths—Value-Added Capital Provider and Partner Leveraging the Blackstone Value Creation Program” states that “[t]he preferred partnership program also assists smaller and medium sized companies in gaining access to … and helped companies correct 90 critical cybersecurity issues.” Please revise this disclosure to be in plain English.

Response: While respectfully noting that it may update the disclosure further in the ordinary course, the Fund confirms that it will revise the disclosure, as follows, in response to the Staff’s comment to revise this disclosure to be in plain English:

Securities and Exchange Commission	June 25, 2024

The preferred partnership program also assists smaller and medium sized companies in gaining access to enterprise level sales teams ~~which~~that can be more attentive in addressing service issues ~~they~~these companies may experience. ~~One of the biggest differentiators within the program is our access to the Blackstone Sourcing Center, which is a team of 13+ procurement professionals, who run eRFPs and eAuctions for companies at no cost. This team has run over 280 projects and tensioned over $750 million worth of RFPs and eAuctions for Blackstone Credit companies. As of June 30~~As of December 31, 2023, the ~~Blackstone~~ Value Creation Program has ~~reduced costs by~~identified approximately $~~284~~323 million in cost reductions across Blackstone Credit & Insurance’s portfolio since inception of the program in 2016.[~~15~~13] ~~(ii)~~ On the revenue generating side, the ~~Blackstone~~ Value Creation Program team actively works with management teams to create cross-selling plans ~~to the over 450+~~for potential introductions to other Blackstone portfolio companies. This involves working with management to refine marketing material, create pitch material and identify companies ~~who~~that might be meaningful connections. ~~To date, the team has made over 330+ introductions and across the broader~~As of December 31, 2023, the ~~Blackstone portfolio, revenue has grown by~~Value Creation Program has generated more than $~~500~~220 million ~~through~~for Blackstone Credit & Insurance portfolio ~~connections. (iii)~~ companies.[14]

The Value Creation ~~p~~P rogram also provides access to valuable resources across the ~~f~~Firm, including the Portfolio Operations team which consists of ~~111~~over 110 internal resources ~~as of June 30, 2023~~, who are focused on areas such as cyber~~-~~security, ESG, data science, healthcare, human resources~~,~~ and information technology, among others. One area of focus has been improving the ~~cyber~~ cybersecurity posture of companies in which Blackstone Credit & Insurance is invested ~~in,~~ by leveraging the Blackstone Portfolio Cybersecurity Program. The ~~BX~~Blackstone Portfolio Cybersecurity ~~team’s~~Program’s goal is to help reduce operating risk within ~~the~~Blackstone’s portfolio by improving cybersecurity practices in order to minimize the occurrence and impact of cyber incidents. ~~The team takes a proactive approach to governing cybersecurity risk and helps companies identify gaps in cyber policy, then works with companies to improve these identified gaps. In 2022, Blackstone Credit’s dedicated cyber lead conducted 42 assessments and helped companies correct 90 critical cybersecurity issues.~~

Securities and Exchange Commission	June 25, 2024

[13] Numbers presented are since inception of the Value Creation Program in 2016. Data presented is based on internal Blackstone data recorded and not from financial statements of portfolio companies. Represents estimated identified total cost reduction across all BXCI portfolio companies at the time cost is benchmarked with portfolio companies.

[14] Numbers presented are since inception of the Value Creation Program in 2016. Data presented is based on internal Blackstone data recorded and not from financial statements of portfolio companies. Represents total contract value, including multi-year contracts.

~~[15] Represents estimated savings utilizing our program at the time cost is benchmarked with portfolio companies.~~

Securities and Exchange Commission	June 25, 2024

11.  Please add the total dollar amount paid to the Adviser and the Administrator for each of the last three years under the “Management—Payment of Our Expenses Under the Investment Advisory and Administration Agreement” sub-section of the prospectus.

Response: The Fund confirms that it will make the requested change in response to the Staff’s comment.

12.  With respect to the disclosure in the “Potential Conflicts of Interest” section under the sub-section titled “Holding Entities and Tracking Interests,” please address the following: (a) please confirm whether an investment in a single entity and the subsequent tracking interests investments in that entity are each viewed as a co-investment transaction; (b) to the extent that Blackstone entities are providing services to the Fund, please confirm whether such entities get paid and, if so, from which of the three buckets of permissible compensation; (c) please confirm whether the Fund views these entities alternatively as an affiliated fund/downstream fund; and (d) please confirm whether this entity is a multi-party joint venture.

Response: With respect to part (a) of the Staff’s comment, the Fund confirms that the formation of a single holding entity in connection with an investment by the Fund alongside other affiliated entities generally would be viewed by the Fund as a co-investment under the Co-Investment Order and effected pursuant to the Co-Investment Order. Any such investment that is made by the Fund through a holding entity with respect to a single investment or part of an investment generally would function as a mere pass-through established solely for legal, tax, regulatory, accounting, administrative or other reasons. For example, the Fund and each co-investing vehicle would be able to freely transfer its interest in the holding entity without approval from the other co-investing affiliates and otherwise make independent decisions regarding future transactions related to such investment and would not be acting jointly on any matter unless it chose to do so. To the extent there are subsequent transactions by the Fund involving a holding entity, any such subsequent investment (or disposition) would be treated as a Follow-On Investment or Disposition (as defined in the Co-Investment Order) and similarly effected pursuant to the Co-Investment Order.

In an effort to avoid investor confusion and in response to the Staff’s comment, the Fund confirms that it will revise the disclosure, as follows:

Holding Entities ~~and Tracking Interests~~. The Firm may determine that for legal, tax, regulatory, accounting, administrative or other reasons the ~~Company~~Fund should hold ~~an~~a particular investment (or a portion of ~~a portfolio~~an investment or pool of assets) through a single holding entity through which the Fund and one or more Other Clients hold different investments (or a different portion of such ~~portfolio~~investment or pool of assets), including where such ~~portfolio~~investment or pool has been divided and allocated among the ~~Company~~Fund and such Other Clients ~~in respect of which the Company does not have the same~~. Over time, it is possible that the Fund and/or Other Clients may make different

Securities and Exchange Commission	June 25, 2024

decisions with respect to the investments held through such holding entities and therefore may have differing economic rights, obligations or liabilities with respect to a holding entity. In such circumstances, ~~it is expected that~~ the economic rights, liabilities and obligations in respect of the investment (or portion of ~~a portfolio~~an investment or pool of assets) that is indirectly held by the ~~Company~~Fund would be specifically attributed to the ~~Company through tracking interests in such holding entity or back-to-back or other similar contribution or reimbursement agreements or other similar arrangements entered into with such Other Clients, and that the Company~~Fund, and the Fund would be deemed to hold its ~~I~~investment (or portion of ~~a portfolio~~an investment or pool of assets) separately from, and not jointly with, such Other Clients (and vice versa in respect of the investments (or portion of ~~a portfolio~~an investment or pool of assets) held indirectly through such holding entity by such Other Clients). Furthermore, certain holding structures may require a newly-established manager, advisor, service provider or other entity intended to address certain legal, tax, regulatory, accounting, administrative or other considerations applicable to the ~~Company~~Fund and/or Other Clients. ~~For example, due to rules, regulations and/or requirements in a particular jurisdiction (e.g., licensing requirements), it may be the case that in order to comply with the foregoing, one Blackstone entity serves a particular role for another Blackstone entity (e.g., as an administrator or other role requiring a license) that it otherwise would not but for the rules, regulations and/or requirements in such jurisdiction.~~ It is possible that the ~~Company~~Fund or an affiliate will be initially responsible for the costs and expenses of establishing such holding structure (including any such newly-established entities) prior to, and/or, in anticipation of, Other Clients participating through such structure for their investments and it is expected that such Other Clients reimburse the ~~Company~~Fund or the Fund would reimburse such affiliate for any such costs and expenses on a pro rata basis.

With respect to part (b) of the Staff’s comment, the Fund notes that this disclosure anticipates the possibility that a holding entity formed in connection with an investment by the Fund would require a newly-established manager, advisor, service provider or other entity intended to address certain legal, tax, regulatory, accounting, administrative or other applicable considerations, and a Blackstone entity may provide all or certain of such services. To the extent such a scenario arises, such Blackstone entity either would provide applicable services without cost or on a cost-reimbursement basis, and the Company and any Other Clients would share such costs and expenses on a pro rata basis, if applicable. To the extent a Blackstone entity is to be reimbursed for costs and expenses, such arrangement would be approved by the Fund’s Board of Trustees, including, if applicable, in reliance upon Staff no-action letters and related guidance regarding the use of affiliated service providers.

With respect to part (c) of the Staff’s comment, the Fund confirms that holding entities formed in connection with an investment by the Fund are not viewed or treated as affiliated funds or downstream funds under the Co-Investment Order; instead, they are generally viewed as the co-investment that is made under the relief provided under the Co-Investment Order. The Fund supplementally notes that such entities would be treated by the Fund as “transparent” and “flow-through” entities for tax purposes.

Securities and Exchange Commission	June 25, 2024

With respect to part (d) of the Staff’s comment, the Fund confirms that holding entities are not multi-party joint ventures, as the Fund and relevant Other Clients at all times act singly rather than jointly (i.e., there is no joint decision-making related to the actions of the holding entity with respect to the underlying investment).

13.  With respect to the disclosure in the “Potential Conflicts of Interest” section under the sub-section titled “Allocation Methodology Considerations,” please revise the parenthetical in prong (iv), beginning with “(such as CLO warehouses . . .)”, to be in plain English.

Response: The Fund confirms that it will revise the disclosure, as follows:

(iv) liquidity considerations of the ~~Company~~Fund and the relevant Other Clients~~,~~ (~~including warehouse vehicles or arrangements (such as CLO warehouses and Blackstone-controlled or third party warehouse arrangements) established for the benefit of current Other Clients or potential future Other Clients), including during a ramp-up (~~a) during a ramp up, which includes the period prior to or after the initial closing of an Other Client during which ~~its manager is~~Blackstone may deploy~~ing~~ funds already invested or committed (or that ~~its manager~~Blackstone anticipates will be invested or committed) and can continue for a period during an Other Client’s fundraising and/or acceptance of future subscriptions, as deemed appropriate by the Firm, including to protect against zero or de minimis allocations or in anticipation of future subscriptions~~) or~~ , (b) the availability of warehouse vehicles or arrangements for the benefit of current Other Clients or potential future Other Clients, including both Blackstone-controlled and third-party warehouse arrangements or (c) wind-down of one or more of the Company or such Other Clients, proximity to the end of the Company’s or Other Clients’ specified term or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash;

[. . .]

14.  With respect to the disclosure in the “Potential Conflicts of Interest” section under the sub-section titled “Investment Alongside Regulated Funds,” please address the following: (a) please revise the three sentences beginning “Relevant 1940 restrictions and related guidance . . .” so they are in plain English; (b) please explain what is meant by “. . . there can be no assurance that any such determination will be resolved in favor of the Company’s interests” and how such disclosure is consistent with the Investment Adviser’s fiduciary duties to the Fund; (c) please provide an explanation as to the similar disclosure appearing under the sub-sections in the Potential Conflicts of Interest section titled “Other Firm Businesses, Activities and Relationships,” “Other Affiliate Transactions and Investments in Different Levels of the Capital Structure” and “Co-Investment”.

Response: With respect to part (a) of the Staff’s comments, the Fund confirms that it will revise disclosure in response to the Staff’s comment as noted in the response to Supplemental Comment 3.a., contained herein.

Securities and Exchange Commission	June 25, 2024

With respect to part (b) of the Staff’s comment, the Fund notes that the above-referenced disclosure, and the principal conflict of interest that possibly may not be resolved in favor of the Fund, is the risk that the Fund may be unable to participate in or effect certain transactions, or take certain actions in respect of certain investments, if the facts and circumstances of the relevant action would not comport with the 1940 Act or the rules thereunder (e.g., Rule 17a-6(a)(1) under the 1940 Act), existing Staff guidance (e.g., MassMutual Institutional Funds, SEC No Action Letter (publicly available September 28, 1995)) or the Co-Investment Order. For example, if an affiliate is invested in an issuer, the Fund may not be permitted to participate in a co-investment opportunity related to that issuer due to Condition 5 of the Co-Investment Order.

With respect to part (c) of the Staff’s comment, the Fund respectfully directs the Staff to its response to parts (a) and (b) of the Staff’s comment. In addition, the Fund confirms that it will make the following changes to the “Potential Conflicts of Interest—Co-Investment—Additional Potential Conflicts of Interest with respect to Co-Investment; Strategic Relationships Involving Co-Investment” sub-section:

In addition, other terms of existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to Blackstone Credit & Insurance, than the terms of the ~~Company~~Fund, and such different terms may create an incentive for Blackstone Credit ~~to allocate a greater or~~& Insurance to manage such vehicles, which could result in the Fund receiving a lesser percentage of an investment opportunity ~~to the Company or~~than if such co-investment vehicles~~, as the case may be~~ did not exist. Such ~~incentives~~relationships will from time to time give rise to conflicts of interest, and there can be no assurance that such conflicts of interest will be resolved in favor of the ~~Company~~Fund. Accordingly, any investment opportunities that would have otherwise been offered or allocated, in whole or in part, to the ~~Company may~~Fund can be reduced and made available to co-investment vehicles.

15.  Please provide an analysis of how CoreTrust, discussed in the disclosure in the “Potential Conflicts of Interest” section under the sub-section titled “CoreTrust,” may continue to provide group purchasing services to the Fund, portfolio companies, other clients and Blackstone consistent with Sections 17 and 57, Rule 17d-1 and relevant SEC guidance without exemptive relief.

Response: The Fund notes that, as a purchasing collective, CoreTrust Purchasing Group LLC (“CoreTrust”) leverages the combined purchasing volume of its members to negotiate preferential pricing and terms. Blackstone portfolio companies that are CoreTrust members do not purchase anything directly from CoreTrust and do not pay CoreTrust any compensation for membership or to utilize the group purchasing services. Instead, CoreTrust is compensated for its administrative services by suppliers when engaged by CoreTrust members (e.g., when a company purchases pens through their CoreTrust membership, the pen manufacturer compensates CoreTrust). In certain limited circumstances, Blackstone portfolio companies that are CoreTrust members may pay CoreTrust directly for limited custom sourcing services that are not subject to a supplier administrative fee. To date, the Fund and its controlled portfolio companies and joint ventures have not utilized CoreTrust’s services and are not CoreTrust members. It is possible that such portfolio companies or joint ventures could become CoreTrust members in the future or that the Fund could become a controlling equity owner of a company that already is a CoreTrust member.

Securities and Exchange Commission	June 25, 2024

Please also see the response to Supplement Comment 4.a.v., contained herein.

The Fund confirms that, for portfolio companies or joint ventures that the Fund may be able to cause to engage a service provider that is an affiliate, including CoreTrust, the Fund’s Board of Trustees will be asked to approve any agreement between any such service provider and any company controlled by the Fund, and will generally act in accordance with and be provided information regarding each of the enumerated factors in the Flex-Fund SEC No-Action Letter (pub. avail. Oct. 23, 1985).

Accounting Comments

1.  Please confirm whether it is appropriate to check the second box on the facing sheet of the Registration Statement related to the securities being registered by the Registration Statement being offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended.

Response: The Fund respectfully notes that the Registration Statement is being filed for the purpose of registering the Notes, which will not be offered on a delayed or continuous basis. Accordingly, the Fund believes that the appropriate boxes are checked on the facing sheet of the Registration Statement.

2.  Please include “(Unaudited)” next to each column header or row pertaining to information as of June 30, 2023 in the table in the Senior Securities section.

Response: The Fund confirms that the requested change will be made.

Supplemental Comments

1.  With respect to disclosure in the “Risk Factors” section, under the sub-section titled, “Risks Related to Our Investments – Risk Retention Vehicles,”

a.	Please explain how affiliated Risk Retention Vehicles co-invest with the Fund pursuant to the Fund’s co-investment exemptive relief.

Response: With respect to part (a) of the Staff’s comment, Risk Retention Vehicles as defined in “Risk Factors – Risks Related to Our Investments – Risk Retention Vehicles,” do not need to rely on the Co-Investment Order because this defined term specifically excludes any risk retention vehicles controlled by the Adviser or its affiliates. To the extent any risk retention vehicle that is controlled by the Adviser or its affiliates were to co-invest with the Fund in reliance on the Fund’s co-investment exemptive relief, such risk retention vehicle would meet the definition of an “Affiliated Investor”2 in

2 The term “Affiliated Investor” means (i) the Existing Affiliated Funds, (ii) any Affiliated Proprietary Account and (iii) any Future Affiliated Fund. “Future Affiliated Fund” means an entity (i)(A) whose investment adviser is an Adviser or (B) whose investment adviser is a Primary Adviser and whose sub-adviser is an Adviser, (ii) that either (A) would be an investment company but for an exemption in Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status, and (iii) that intends to participate in the Co-Investment Program. Affiliated Investors may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”).

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the related application for co-investment relief (the “Application”)3 and would comply with the terms and conditions of the Co-Investment Order in order to co-invest with the Fund.

b.	Please revise the disclosure in this section using plain English.

Response: With respect to part (b) of the Staff’s comment, the Fund confirms that it will revise the disclosure in this section using plain English, as follows:

Risk Retention Vehicles. We may invest in CLO debt and equity tranches and warehouse investments directly or indirectly through an investment in U.S. and/or European vehicles (“Risk Retention Vehicles”) established for the purpose of satisfying U.S. and/or E.U. regulations applicable to such investments, including regulations that require ~~eligible risk retainers to purchase and retain specified amounts of the~~the retention of credit risk associated with certain CLOs~~, which vehicles themselves are invested in CLO securities, warehouse~~ and other investments ~~and/or senior secured obligations~~. Risk Retention Vehicles will be structured to satisfy ~~the~~such retention requirements by purchasing and retaining the percentage of CLO notes prescribed under ~~the~~ applicable retention requirements (the “Retention Notes”) or as otherwise may be required under applicable laws and regulations ~~and will not include~~. For the avoidance of doubt, the term Risk Retention Vehicles ~~with respect to CLOs managed by other collateral managers, but will~~does not include ~~Risk Retention V~~vehicles ~~with respect to CLOs for which~~that are deemed to be controlled by the Adviser or its affiliates ~~acts as collateral manager~~but does include Risk Retention Vehicles we control.

3 File No. 812-15135, dated July 15, 2021, available at: https://www.sec.gov/Archives/edgar/data/792326/000119312521216739/d170565d40appa.htm.

Securities and Exchange Commission	June 25, 2024

Indirect investments in CLO equity securities (and in some instances more senior CLO securities) and warehouse investments through entities that have been established to satisfy the U.S. ~~retention requirements~~ and/or the ~~European~~E.U. retention requirements may allow for better economics for us (including through fee rebate arrangements) ~~by~~. For example, these types of investments may creat~~ing~~e stronger negotiating positions with CLO managers and underwriting banks who are incentivized to issue CLOs and who require the participation of a Risk Retention Vehicle to enable the CLO securities to be issued. However, Retention Notes differ from other securities of the same ranking since the retention requirements prescribe that such Retention Notes must be held by the relevant risk retainer for a specified period. ~~In the case of European Risk Retention Vehicles, the prescribed holding period is the lifetime of the CLO, and in the case of U.S. Risk Retention Vehicles it is~~U.S. retention requirements prescribe the holding period to be the longer of (x) the period until the CLO has paid down its securities to 33% of their original principal amount, (y) the period until the CLO has sold down its assets to 33% of their original principal amount and (z) two years after the closing of the CLO. On the other hand, the E.U. retention requirements prescribe the holding period to be the lifetime of the CLO. In addition, Retention Notes are subject to other restrictions not imposed on other securities of the same ranking; for example, Retention Notes may not be subject to credit risk mitigation~~, and~~. A breach of the retention requirements may result in the imposition of regulatory sanctions or, in the case of the ~~European~~E.U. retention requirements, in claims being brought against the retaining party.

c.

Please explain the role of Risk Retention Vehicles deemed to be controlled by the Adviser or its affiliates. Please provide an analysis of whether the structure of the Risk Retention Vehicles constitutes a joint enterprise or joint arrangement under the meaning of rule 17d-1 under the Investment Company Act of 1940 (“1940 Act”).

Response: With respect to part (c) of the Staff’s comment, the Fund respectfully emphasizes that it, and its controlled companies, including any Risk Retention Vehicles controlled by the Fund, have not, and will not, invest in risk retention vehicles deemed to be controlled by the Adviser or its affiliates (other than risk retention vehicles controlled by the Fund) and, therefore, have not and will not be engaged in a joint enterprise or joint arrangement with any risk retention vehicle deemed to be controlled by the Adviser or its affiliates in this context. In response to the Staff’s comment, and for the avoidance of doubt, the Fund will further clarify disclosure in respect of the foregoing, as shown in the response to comment 1(b) above.

2.  With respect to the disclosure in the “Potential Conflicts of Interest” section, under the sub-section titled, “Holding Entities and Tracking Interests,”

a.

Please provide a thorough analysis of the Fund’s use of Holding Entities, as described in your draft response, under sections 17 and 57 of the 1940 Act. In such response, please also analyze the payments

Securities and Exchange Commission	June 25, 2024

made by the Fund referenced in part (b) of your draft response.

Response: With respect to the first part of part (a) of the Staff’s comment, the Fund acknowledges that Rule 17d-1, read in the context of Section 57, generally prohibits joint transactions or joint arrangements between or among Close Affiliates4 of a BDC absent an SEC order. Accordingly, a BDC entering into joint transactions or joint arrangements between or among Close Affiliates of the BDC in reliance on and in compliance with the terms and conditions of any such SEC order would be permitted to enter into such transactions or arrangements pursuant to Sections 17(d) and 57 of the 1940 Act on account of such SEC order.

The Fund and certain of its affiliates were granted the Co-Investment Order permitting the Applicants thereunder, including the Fund, to enter into certain joint transactions otherwise prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act and rules thereunder, subject to the terms and conditions of the Co-Investment Order. Absent the Co-Investment Order, the Fund and one or more Affiliated Investors would not be able to jointly form an entity in connection with an investment by the Fund alongside such Affiliated Investors (each a “Holding Entity”), as such joint undertaking would represent a “joint enterprise or other joint arrangement or profit-sharing plan,” as defined by Rule 17d-1(c). Rule 17d-1(c) defines “joint enterprise or other joint arrangement or profit-sharing plan” to mean “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a [BDC] or a controlled company thereof and any [Close Affiliate] for such [BDC] . . . have a joint or a joint and several participation.” (Emphasis added.)

A Holding Entity may be formed by the Fund and one or more Affiliated Investors with respect to a specific co-investment opportunity and generally only if there are special legal, tax, regulatory, accounting, administrative or other reasons why a Holding Entity is necessary or appropriate. A Holding Entity does not include a vehicle that is established by Affiliated Investors without the Fund. Holding Entities that are established provide each co-investment participant with indirect exposure to an issuer with similar characteristics to a direct investment if such legal, tax, regulatory, accounting, administrative or other considerations were not present. Accordingly, the joint participation by the Fund and other Affiliated Investors in the establishment of a Holding Entity is a joint transaction or arrangement, which would be effected in compliance with an SEC order (i.e., the Co-Investment Order). As stated in

4 Section 57(b) of the 1940 Act lists the types of controlling or closely affiliated persons to which the provisions of Section 57(a) apply (each, a “Close Affiliate”). Section 57(b)(2) includes, among others, the following persons as a Close Affiliate of a business development company (“BDC”: (i) a BDC’s investment adviser and (ii) any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person of the BDC’s investment adviser. Section 2(a)(3)(C) provides that any person directly or indirectly controlling, controlled by, or under common control with, another person is an affiliated person of such person.

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response to Initial Comment 12, the formation of a single Holding Entity in connection with an investment by the Fund alongside Affiliated Investors is viewed by the Fund as a co-investment under the Co-Investment Order and effected pursuant to the Co-Investment Order. In that regard, the Fund and Affiliated Investors only jointly acquire (or dispose of) a Holding Entity interest if each participates on the same terms, conditions, price, class of securities, registration rights and commitment date. Further, if the Fund and Affiliated Investors co-invest in a different part of an issuer’s capital structure outside of a Holding Entity, then the participation by the Fund and Affiliated Investors in any such related investment will be on the same terms, conditions, price, class of securities, registration rights and commitment date. For example, the Fund and Affiliated Investors may co-invest pursuant to the Co-Investment Order directly in a debt issuance of such issuer, while indirectly holding equity in the same issuer through a Holding Entity due to a special legal, tax, regulatory, accounting and/or administrative considerations.

In addition, to the extent there are subsequent transactions by the Fund involving a Holding Entity, any such subsequent investment (or disposition) would be treated as a Follow-On Investment or Disposition (as defined in the Co-Investment Order) and similarly effected pursuant to the Co-Investment Order. Further, a Holding Entity formed in connection with an investment by the Fund is not viewed or treated as an affiliated fund under the Co-Investment Order and such Holding Entity generally would function as a “flow-through” entity for tax purposes.

The Fund respectfully notes its position that the investments held by a Holding Entity are not deemed to be a separate “joint enterprise or other joint arrangement or profit-sharing plan” from the co-investment forming the Holding Entity, because the actual investment by the Fund is in the Holding Entity itself, rather than in any underlying investments held by the Holding Entity. In further support of the foregoing position, the Fund notes that (i) any such investment that is made by the Fund through a Holding Entity with respect to a single investment or part of an investment generally would function as a mere pass-through established solely for special legal, tax, regulatory, accounting, administrative or other reasons; (ii) the Fund would be able to freely transfer its interests in the Holding Entity without approval from the other co-investing affiliates; and (iii) the Fund would be able to make independent decisions regarding future transactions related to such investment. Even if the holding of investments through a Holding Entity was deemed to be a separate joint transaction from the co-investment forming the Holding Entity, all activity related to the Holding Entity, including with respect to underlying investments, would be done in compliance with the conditions of the Co-Investment Order.

With respect to the second part of the Staff’s comment, the Fund confirms that the Adviser and/or its affiliates have not received any additional fees for services performed at the Holding Entity level in connection with the establishment of a manager, advisor, service provider or

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other entity intended to address legal, tax, regulatory, accounting, administrative or other applicable considerations. However, it is conceivable that the Adviser and/or its affiliates could in the future provide certain necessary services and receive fees for such services and that such fees would need to be approved by the Fund’s Board of Trustees (the “Board”), including, if applicable, in reliance upon Staff no-action letters and related guidance regarding the use of affiliated service providers.5 In the Norwest Letter, for example, the Staff took the view that a service arrangement between a registered investment company and an affiliated person of the registered investment company under which compensation is not based on a share of the registered investment company’s revenue generated by the service provider’s efforts is not a “joint enterprise or other joint arrangement or profit-sharing plan” within the meaning of Rule 17d-1.6 As a further example, in the Federated Letter, the Staff stated that Congress clearly did not consider a service arrangement to be a joint transaction subject to Section 17(d), on the basis that it is unlikely that Congress intended to prohibit under Section 17(d) what it has specifically permitted under Section 17(c).7

For the avoidance of doubt, the Board would need to approve all services and fees paid to affiliated service providers relating to services provided to Holding Entities in line with the guidance discussed above. Specifically, prior to an affiliate providing the required services, the Board would need to determine that: (i) the service arrangement is in the best interests of the Fund’s shareholders (or companies under its control); (ii) the services performed by the affiliated service provider are services required for the operation of the Fund (or in this case, the Holding Entity); (iii) the affiliated service provider provides services the nature and quality of which are at least equal to those provided by others offering the same or similar services;

5 See e.g., Norwest Bank Minnesota, N.A., SEC No-Action Letter (May 25, 1995) (“Norwest Letter”) (“Section 17(d) and rule 17d-1 do not reach every economic relationship in which an investment company is on one side and one of its affiliates is on the other.”) (Citing Steadman Security Corp., Inv. Co. Act Release No. 9830, 46 S.E.C. 896, 911 (June 29, 1977); Federated Securities Corp., SEC No-Action Letter (Sept. 21, 1983) (“Federated Letter”); Washington Square Cash Fund, Inc., SEC No-Action Letter (July 9, 1990); Pegasus Income & Capital Fund, SEC No-Action Letter (Dec. 31, 1977). See also Current Income Shares, Inc., SEC No-Action Letter (Apr. 13, 1980); Boston Safe Deposit and Trust Company, SEC No-Action Letter (Mar. 30, 1983); Lindner Fund for Income, Inc., SEC No-Action Letter (May 10, 1984); and Diversified Securities Inc., SEC No-Action Letter (Jan. 22, 1985) (“Diversified Securities Letter”) (collectively, the “SEC No-Action Letters”).

6 See Norwest Letter.

7 Section 17(c) permits affiliated persons to enter into a lessor-lessee relationship that calls for the furnishing of services incident thereto. In the Federated Letter, the Staff stated, “Because Congress did not deem the service arrangement incident to a lessor-lessee relationship to a be a joint transaction subject to Section 17(d), it seems clear, a fortiori, that Congress did not consider a service arrangement not incident to a lease to be a joint transaction.” In subsequent no-action relief, the Staff noted that a contract to provide certain services to a fund for a fee “that is not based on the size of the fund’s assets” usually would be classified as a service arrangement” (rather than a “joint transaction”) to which Section 17(d) and Rule 17d-1 generally would not apply. See Diversified Securities Letter.

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and (iv) the fees for the services provided by the affiliated service provider are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality, and such fees are, or would be, benchmarked against third-party service providers.8 Notwithstanding the above discussion, the Fund reiterates that it has not compensated any affiliate for providing services to a Holding Entity.

b.

Please provide a full analysis of how “holding entities formed in connection with an investment by the Fund” are viewed as the “co-investment that is made under the relief.” For example, when the Fund and each co-investing vehicle “freely transfer its interest in the holding entity,” how is this effected consistent with the Fund’s co-investment relief?

Response: With respect to part (b) of the Staff’s comment, the Fund directs the Staff to its response to comment 1(a) above. The Fund supplementally confirms that all investments in a Holding Entity are subject to the terms and conditions of the Co-Investment Order. Accordingly, all participating affiliates must acquire the same securities of the Holding Entity and invest on the same terms, conditions, price, class of securities, registration rights and commitment date. In connection with dispositions (e.g., a transfer of its interest in a holding entity), if the Fund is offered a disposition opportunity and declines to participate, it would be reported to the Board with an explanation for such decision, as required under Condition 11 of the Co-Investment Order.

c.	How are determinations made to “divid[e] and allocate[ ]” investments among the Company and Other Clients in holding entities?

Response: With respect to part (c) of the Staff’s comment, consistent with requirements of Condition 1 of the Co-Investment Order, if any privately negotiated investment opportunity falls within the Board-Established Criteria of the Fund, such investment opportunity is offered to the Fund. The Adviser generally allocates co-investment opportunities pro rata based on each participant’s “Available Capital”9 and the use of a Holding Entity would not change the Adviser’s established approach to allocation of potential investments.

d.

Please explain how the Company is “deemed to hold its investment … separately from, and not jointly with, such Other Clients” when holding investments through Holding Entities in which Other Clients also hold investments.

8 See Flex-Fund, SEC No-Action Letter (Oct. 23, 1985) (“Flex Fund”).

9 Pursuant to the Co-Investment Order, the Fund’s “Available Capital” includes, the amount of capital available for investment determined based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set from time to time by the Board of the Fund or imposed by applicable laws, rules, regulations or interpretations.

Securities and Exchange Commission	June 25, 2024

Response: With respect to part (d) of the Staff’s comment, in addition, in relevant part, to its response to Staff comment 2(a), the Fund notes that, when holding investments through Holding Entities, it does not hold a direct investment in the underlying asset. That is, the actual investment by the Fund is in the Holding Entity itself. To ensure that a Holding Entity investment has similar characteristics to a direct investment in the underlying issuer, the Fund and each co-investing affiliate can freely transfer its interest the Holding Entity as it ordinarily would be able to do with any other co-investment asset (i.e., the interests in the Holding Entity are held severally and not jointly with respect to any underlying investment).

3.  With respect to the disclosure in the “Potential Conflicts of Interests” section, under the sub-section titled, “Investment Alongside Regulated Funds,”

a.	Please avoid long sentences, and revise this section using plain English.

Response: With respect to part (a) of the Staff’s comments, the Fund confirms that it will revise the disclosure in this section using plain English, as shown in Appendix A hereto.

b.

Please explain to us how the disclosure as revised in response to Initial Comment 14(c) is consistent with the Adviser’s fiduciary duties and its responsibilities under applicable law and the co-invest order.

Response: With respect to part (b) of the Staff’s comment, the Fund believes the aforementioned disclosure discusses how the Adviser is incentivized to continue to expand its business and the associated risk that the Adviser may take on additional clients who may share a portion of future investment allocation opportunities with the Fund in compliance with the Co-Investment Order. For a variety of commercial reasons, the Adviser may decide to create new investment vehicles for its clients, which could include establishing investment vehicles that have an overlapping investment strategy with Fund and may co-invest with the Fund in reliance on the Co-Investment Order. If the investment strategies of one of these new vehicles overlaps with the Fund’s investment strategies, consistent with its fiduciary duties, Blackstone and Blackstone Credit & Insurance’s allocation policies and the Co-Investment Order, the Adviser will allocate investment opportunities to those new vehicles. Since the inception of the Fund, it has received an allocated share of investment opportunities that otherwise would have been available only to Blackstone’s other clients. While this may reduce the portion of any individual investment opportunity available to the Fund, the larger potential client base may create new and larger investment possibilities for the Fund. If those new investment vehicles are closed (or their investment strategies no longer overlap with the Fund), then the Fund’s allocation percentage could increase.

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4.  With respect to the disclosure in the “Potential Conflicts of Interest” section, under the sub-section titled, “CoreTrust,” your draft response states that “it is possible that [Company controlled] portfolio companies or joint ventures could become CoreTrust members in the future or the [Company] could become a controlling equity owner of a company that already is a CoreTrust member.” Since it appears to be possible that the Company or an entity controlled by the Company may be a CoreTrust member and receive services from CoreTrust,

Response: To date, the Fund and its controlled portfolio companies and joint ventures have not utilized CoreTrust’s services and are not CoreTrust members.

a.	Please explain the structure and operation of CoreTrust in more detail. For example:

i.	Is CoreTrust a partnership, corporation, limited liability company, or other type of legal entity?

Response: CoreTrust is a limited liability company organized under the laws of Delaware.

ii.	Are the Blackstone private equity funds and related entities that acquired a majority interest in CoreTrust also members of CoreTrust that receive purchasing services from CoreTrust?

Response: No. CoreTrust members are operating companies, not Blackstone private equity funds.

iii.	Does each owner of CoreTrust have an equal ownership interest in CoreTrust?

Response: No. Affiliated investment funds sponsored by affiliates of the Adviser have acquired a majority stake in CoreTrust, while other non-affiliated owners maintain minority ownership of CoreTrust. The Fund is able to provide precise ownership information confidentially upon request.

iv.	How does a company become a member of CoreTrust?

Response: Prospective members enter into a membership agreement with CoreTrust.

v.

Is there a contractual arrangement or agreement among the members of CoreTrust or just between each member and CoreTrust? The registration statement states that “[g]enerally, CoreTrust generates revenue from vendors based on a percentage of the amount of products or services purchased by its member companies and benefit plans maintained by its member companies.” Your draft comment response letter states that “CoreTrust members . . . do not pay CoreTrust any compensation to utilize these group purchasing services.”. Does this arrangement create conflicts of interest (e.g., CoreTrust would appear

Securities and Exchange Commission	June 25, 2024

to make more money if more money is paid for products or services by the members, which would appear to create an incentive for CoreTrust to pay more for products and services than such products or services might otherwise be worth; would CoreTrust make more money if certain vendors are used, or does CoreTrust only utilize vendors that have entered into an agreement with CoreTrust, which would create an incentive/requirement for CoreTrust to use such vendors notwithstanding the availability of other lower cost vendors)? How are these conflicts resolved?

Response: To the Fund’s knowledge, there are no contractual arrangements or agreements among CoreTrust members in respect of access to CoreTrust vendors. Rather, agreements are entered into between each member individually and CoreTrust.

The Fund respectfully believes that the aforementioned arrangements do not create conflicts of interest that are required to be disclosed in the Fund’s Registration Statement. CoreTrust is not a distributor or reseller of any products or services and does not purchase any of the products or services detailed below on behalf of its members. CoreTrust is compensated for its administrative services in operating the group purchasing organization through a reasonable percentage fee paid by the participating suppliers based on the purchases of members. The administrative service is at no cost to the members, with limited member cost if certain custom sourcing services are elected. Neither the Fund nor any of its controlled portfolio companies have made payments to CoreTrust. Regardless of whether the CoreTrust member is affiliated with Blackstone (e.g., Blackstone portfolio companies) or unaffiliated, each member directly contracts with all vendors in respect of its purchases of goods and/or services and determines solely at its own discretion whether to purchase any of the foregoing. No member is under any obligation to purchase any products and/or services from vendors that are part of the CoreTrust platform, including if CoreTrust members are able to obtain better pricing or terms elsewhere for the same or similar products and/or services with non-CoreTrust vendors. As noted in existing disclosure, CoreTrust receives compensation from its vendors in respect of purchases made by members from vendor partners, and accordingly CoreTrust’s business relies on being able to obtain better pricing or terms for its members than can be obtained independently.

vi.	What type of items are purchased through CoreTrust?

Response: As a purchasing collective, CoreTrust leverages the combined purchasing volume of its members to negotiate preferential pricing and contractual terms for its members across numerous indirect spend categories, including corporate services (e.g., office supplies, mailing/shipping equipment, small parcel and break room supplies); facilities management (e.g., materials, equipment and services including housekeeping supplies, paper products and maintenance repair); financial services and treasury (e.g., corporate travel, purchase cards and

Securities and Exchange Commission	June 25, 2024

payment solutions); human resources (e.g., pharmacy benefit management, flexible spending accounts, commuter benefits, COBRA, moving relocation & storage and employee background and drug screening); information technology (e.g., computers, servers, storage, conferencing equipment and related services); logistics (e.g., small parcel, specialized freight services, LTL freight transportation, ground service, chemical/hazmat, custom projects and fleet leasing, and procurement) and travel (e.g., rental car, rideshare, travel management and travel and expense solutions). As noted above, CoreTrust members purchase these products and services directly from vendors, not from CoreTrust.

vii.

Your draft comment response letter states that “CoreTrust members do not purchase anything directly from CoreTrust.” Does this mean that members pay the vendors directly and receive purchased items directly from vendors? Does CoreTrust aggregate orders from members together? How are items aggregated among members if the order cannot be completely filled?

Response: The Fund confirms that CoreTrust members pay vendors and service providers directly and receive purchased items directly from such vendors and service providers. Member purchases are not aggregated. Participating contracted suppliers report to CoreTrust on member purchases for determination of the applicable administrative fee that is to be paid.

b.	In light of the structure and operation of CoreTrust,

i.

Please explain to us why you believe that this is not a joint enterprise or other joint arrangement within the meaning of rule 17d-1 between CoreTrust and its members (including the Company and/or any controlled affiliate) or among the members of CoreTrust (including among the Company and/or a controlled company and other affiliates of the Company). In this regard, please also consider the applicability of section 48(a).

Response: The Fund respectfully stresses that, although Amendment No. 5 to the Registration Statement includes prophylactic disclosure regarding the potential provision of services by CoreTrust to the Fund, controlled companies and/or affiliates, CoreTrust has not been utilized by the Fund or any of its controlled companies to date. Accordingly, there is no past or present engagement with CoreTrust by the Fund and/or any controlled companies that would support an argument for the existence of a joint enterprise or other joint arrangement within the meaning of Rule 17d-1, as there is no written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby the Fund or a controlled affiliate and any arguable Close Affiliate have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.

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In the context of any future use of CoreTrust’s group purchasing services by the Fund and/or any entity controlled by the Fund, and only to the extent that CoreTrust is reasonably deemed to be a Close Affiliate of the Fund, the Fund respectfully notes that, as discussed above in response to comment 2(a), the Staff has previously stated that, as a general matter, a service arrangement does not constitute a joint enterprise or other joint arrangement or profit-sharing plan within the meaning of Section 17(d) and Rule 17d-1 thereunder.10 In the Federated Letter, the Staff stated that Congress clearly did not consider a service arrangement to be a joint transaction subject to Section 17(d), on the basis that it is unlikely that Congress intended to prohibit under Section 17(d) what it has specifically permitted under Section 17(c).11

As previously noted, CoreTrust leverages the combined purchasing volume of its members to negotiate preferential pricing and contractual terms. CoreTrust members do not purchase any products directly from CoreTrust, and CoreTrust members do not pay CoreTrust any compensation for membership or to utilize these group purchasing services. Instead, CoreTrust is compensated by suppliers only when engaged by CoreTrust members through the membership. In certain limited circumstances, Blackstone portfolio companies that are CoreTrust members may pay CoreTrust directly for limited custom sourcing services that are not subject to a supplier administrative fee. Neither the Fund nor any of its controlled portfolio companies have made payments to CoreTrust. The types of products and services purchased with CoreTrust’s discount are required for the operation of the CoreTrust member’s business. Even if the Fund or any controlled company were to use CoreTrust, they would not negotiate any compensation that CoreTrust might receive from a vendor. Thus, CoreTrust’s fee is not based on the size of the Fund’s assets, and an agreement between CoreTrust and any company controlled by the Fund should be deemed a “service arrangement” that falls outside the scope of the joint transaction prohibitions of Section 17(d). In addition, on account of the foregoing analysis, the Fund believes that Section 48(a) of the 1940 Act is not applicable.

ii.

The draft response states that “for portfolio companies or joint ventures that the [Company] may be able to cause to engage a service provider that is an affiliate, including CoreTrust, the [Company]’s Board of Trustees will be asked to approve any agreement between any such service provider and any company controlled by the [Company], and will generally act in accordance with and be provided information regarding each of the enumerated factors in the Flex-Fund SEC No-Action Letter (pub. avail. Oct. 23, 1985)” (emphasis added).

Do CoreTrust and other Company affiliates intend to rely on the Flex-Fund No-Action Letter with respect to the arrangement with the Company? If so, please explain why you believe that they can do that. In

10 See Federated Letter.

11 See Diversified Securities Letter, supra note 5.

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doing so, please describe any differences between the Flex-Fund No-Action Letter (or typical service provider arrangement) and the arrangement with CoreTrust (e.g., aggregating orders from affiliates, generating revenue based on a percentage of the amount of products or services purchased, potential revenue sharing) and why you believe that they can still rely on the letter despite such differences.

Response: Notwithstanding that a service arrangement with an affiliate, or Close Affiliate, is outside the scope of the prohibitions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Fund appreciates prior observations by the Staff that such an arrangement, particularly where fees are being negotiated, may implicate the statutory concerns underlying those prohibitions (namely, to prevent insiders from overreaching with respect to an investment company over which they have influence). To prevent such overreaching, the Staff has permitted fees for such arrangements to be entered into only upon approval by an investment company’s board.

In Flex-Fund, 12 a fund sought to engage a wholly-owned subsidiary of the fund’s investment adviser to provide daily pricing services for the fund, among other things. In its request for relief, the fund noted that the services would be rendered pursuant to contracts that would be equivalent in all material respects to those that were presently in force with a non-affiliate, except for the fees. Since the fees charged by the affiliate would be different from the fees charged by the non-affiliate under the prior contracts, and insofar as an underlying purpose of Section 17 of the 1940 Act is to prevent “interested persons” from overreaching, the Staff granted relief on the condition that all fees be approved by a majority of the fund’s independent trustees. In approving such fees, the Staff relied on a representation from the applicant for the relief that the board would make the following findings:

1.	The service arrangement is in the best interests of the shareholders of the fund;

2.	The services performed by the affiliated service provider are services required for the operation of the funds;

3.	The affiliated service provider provides services the nature and quality of which are at least equal to those provided by others offering the same or similar services; and

4.	The fees for the services provided by the affiliated service provider are fair and reasonable in light of the usual and customary charges made by others for services of

12 See Flex-Fund, supra note 8.

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the same nature and quality.

The Fund confirms that, for portfolio companies or joint ventures that the Fund may be able to cause to engage a service provider that is an affiliate, including CoreTrust, the Fund’s Board of Trustees will be asked to approve or ratify any agreement between any such service provider and any company controlled by the Fund, and will generally act in accordance with and be provided information regarding each of the enumerated factors above. While the nature of CoreTrust’s services is different, a Fund-controlled operating company would generally require the products or services that are purchased to engage in its day-to-day business.

c.	Applying the comments provided in paragraph (b), above, please provide a similar analysis for the other arrangements described under “Group Procurement; Discounts.”

Response: The Fund respectfully directs the staff to its responses above regarding the potential service arrangements with affiliates. The Fund notes that the aforementioned disclosure is included to reference scenarios where the Fund and its affiliates may enter into agreements with third parties or an affiliate of the Fund in accordance with relevant no-action guidance from the Staff discussed above. To the extent the Fund or affiliates do so in the future, any arrangements will be in accordance with relevant SEC no-action guidance discussed herein.13

d.

To the extent that CoreTrust is providing group purchasing services to the Company and/or to persons controlled by the Company, please explain why you believe that CoreTrust is not an affiliate acting as an agent of the Company and/or controlled company and subject to the prohibitions of section 57(k)(1)?

Response: The Fund respectfully reiterates that neither the Fund nor its controlled companies have engaged CoreTrust’s group purchasing services. Were the Fund to cause a controlled company to do so in the future, the Fund notes that CoreTrust would not act as agent for the Fund and/or its controlled companies in connection with the purchase of any property and/or services, as such controlled company would purchase such products and/or services directly from the providers in CoreTrust’s network and CoreTrust would not intermediate as agent in connection with such direct purchases. Accordingly, the Fund believes that Section 57(k)(1) of the 1940 Act is not applicable.

5.  With respect to the disclosure in the “Warehousing Transactions” section, after the disclosure related to the termination of the warehousing Facility Agreement, please insert the following: “We note that the SEC Staff takes the view that we may not rely on the exemptive order from the SEC that permits us to co-invest with certain affiliates of the Adviser

13 See SEC No-Action Letters, supra note 5.

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and certain funds managed and controlled by the Adviser and its affiliates with respect to the acquisition of the Portfolio Investments from the Financing Provider under the Facility Agreement.”

Response: The Fund confirms that it will make the requested change.

* * *

Please call Benjamin Wells (212-455-2516), Christopher Healey (202-636-5879), Steven Grigoriou (202-636-5592), Jonathan Pacheco (202-636-5876) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda

cc:

John Lee, Division of Investment Management, U.S. Securities and Exchange

Commission

Terri Jordan, Division of Investment Management, U.S. Securities and

Exchange Commission

Benjamin Wells, Simpson Thacher & Bartlett LLP

Christopher Healey, Simpson Thacher & Bartlett LLP

Steven Grigoriou, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

June 25, 2024

Appendix A

Investment Alongside Regulated Funds. In addition, Blackstone Credit & Insurance has received an exemptive order from the SEC that permits certain existing and future Regulated Funds (as defined below), including the Company, among other things, to co-invest with certain other persons, including certain affiliates of, or funds managed and controlled by, Blackstone Credit & Insurance and its affiliates, subject to certain terms and conditions. “Regulated Funds” are Other Blackstone Credit & Insurance Clients that are closed-end management investment companies that have elected to be regulated as a BDC or are registered under the 1940 Act and who intend to rely on the exemptive order ~~(each a “Regulated Fund” and collectively, the “Regulated Funds”), including the Company, among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit & Insurance, and certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates, including the Company and Other Blackstone Credit & Insurance Clients, subject to certain terms and conditions~~. For so long as any privately negotiated investment opportunity falls within certain established investment criteria of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). ~~In the event that~~If the aggregate targeted investment sizes of the Company, such Other Blackstone Credit & Insurance Clients and such Regulated Fund(s) that are allocated an investment opportunity exceed the amount of such investment opportunity, then the allocation of such investment opportunity to each ~~of the Company, such Other Blackstone Credit & Insurance Clients and Regulated Fund(s)~~such entity will be reduced proportionately based on their respective “available capital” as defined in the co-investment exemptive order~~, which~~. Such reduction may result in allocation to the Company in an amount less than what it would otherwise have been if such ~~Other Blackstone Credit & Insurance Client(s) and Regulated Fund(s)~~other entities did not participate in such investment opportunity.

The co-investment exemptive order also restricts the ability of the Company (or any ~~such~~ Other Blackstone Credit & Insurance Client) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms, as described in the exemptive order. As a result, the Company risks being unable to make investments in different parts of the capital structure (e.g., equity investments, debt investments, hybrid securities, etc.) of the same issuer in which a Regulated Fund has invested or seeks to invest~~, and~~. Likewise, Regulated Funds and Other Blackstone Credit & Insurance Clients that are not Regulated Funds risk being unable to make investments in different parts of the capital structure of the same issuer in which the Company has invested or seeks to invest. ~~The~~

Further, the Company may be unable to participate in or effect certain transactions, or take certain actions in respect of certain investments, on account of applicable restrictions under the 1940 Act, related guidance from the SEC and/or the Company’s exemptive order. For example, the Company may be restricted from participating in certain transactions or taking certain actions in respect of portfolio companies in which certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates and/or a Regulated Fund has also invested, which may include, but ~~is~~are not limited to ~~declining to vote,~~ :

•	declining to vote;
•	participating in a potential co-investment opportunity (as such participation may not comply with the conditions of the co-investment exemptive order)~~,~~ ;
•	exercising rights with respect to any such investment~~, and/~~; or
•	declining to participate in follow-on investments.

The Company may also be required to sell an investment to avoid potential violations of the 1940 Act or for other reasons. In such cases, the Company’s interests in an investment may be adversely affected, including by resulting in the dilution of or decrease in the value of the Company’s investment~~,~~  or ~~otherwise by resulting~~ in the Company being put in a disadvantageous position with respect to the investment as compared to Other Blackstone Credit & Insurance Clients, including other Regulated Funds. Whether the Company participates or declines to participate in any such action or transaction will be made by the Adviser in its sole discretion ~~and will take into account~~, subject to the Adviser’s fiduciary duties and applicable law, including the 1940 Act~~, the rules thereunder~~ and/or the exemptive order. There is no assurance that any such determination will be resolved in favor of the Company’s interests. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change~~, and~~. Additionally, Blackstone Credit & Insurance could undertake to amend the exemptive order (subject to SEC approval), obtain additional exemptive relief, or otherwise be subject to other requirements in respect of co-investments involving the Company, any

Securities and Exchange Commission	June 25, 2024

Other Blackstone Credit & Insurance Client and any Regulated Funds, any of which could impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made available to the Company.